June 30, 2025

Alfredo Papadakis
Chief Executive Officer
Green Rain Energy Holdings Inc.
8549 Wilshire Blvd., Suite 1216
Beverly Hills, CA 90211

       Re: Green Rain Energy Holdings Inc.
           Amendment No. 8 to Offering Statement on Form 1-A
           Filed June 16, 2025
           File No. 024-12568
Dear Alfredo Papadakis:

     We have reviewed your amended offering statement and have the following comments.

       Please respond to this letter by amending your offering statement and providing the requested information. If you do not believe a comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

       After reviewing any amendment to your offering statement and the information you provide in response to this letter, we may have additional comments. Unless we note otherwise, any references to prior comments are to comments in our June 4, 2025 letter.

Amendment No. 8 to Offering Statement on Form 1-A
Description of Indebtedness, page 54

1.     We note your statement on page 54, that    the Company is in default
with respect to
       several outstanding convertible promissory notes, including     (3)
certain other
       outstanding convertible promissory notes with an aggregate outstanding principal of approximately $5,706,147, which mature on various dates between December 2019 through March 2026." You also state that the Company has several outstanding convertible promissory notes and that "the majority" are in default. On page 55, you state that outstanding convertible promissory notes totaling approximately
       $5,706,147, in principal, are "all currently in default.    Please
revise the above
       statements to reconcile your disclosures and to clearly disclose the total amount of these convertible promissory notes that are currently outstanding, and the total amount
 June 30, 2025
Page 2

       that are in default, and indicate the maturity dates for each category. Dilution, page 62

2. Your dilution calculations at each offering level do not appear to be based on an 800 million total maximum number of common shares to be issued. For example, we note that the table discloses total shares outstanding at the 100% offering level on a post-
       split basis of 16,246,570 in contrast to an indicated 812,246,570 total number of shares outstanding. Please advise.
Financial Statements, page F-1

3.     Please revise your financial statements to:

             Revise the common stock line caption of the balance sheet on page F-2 to give effect to the 500-for-1 reverse stock split, including the authorized and outstanding number of common shares. Also please confirm the post-split par value amount per common share and revise as necessary the individual line item equity balances reported on the balance sheet and statements of stockholders'
           equity on page F-5 to reflect any resulting change in the total common stock par value balance.

             Revise footnote 1 to include disclosure pertaining to the reverse stock split and effects on previously reported common share quantities and per share amounts for each reporting period. Where applicable, please revise all footnotes that include common stock disclosures to give proper effect to the reverse split. Exhibits

4. We note that your revised filing discloses that you have changed the name of the company, and that you have increased the number of authorized common shares to
       10,000,000,000 shares in order to accommodate the offering. We also note your statements that you are conducting a minimum offering of $10,000 and that the minimum purchase is $10,000. Please file updated exhibits as applicable to reflect this updated information, including updated articles, form of subscription agreement, and legality opinion.
       Please contact Frank Knapp at 202-551-3805 or Shannon Menjivar at 202-551-3856 if
you have questions regarding comments on the financial statements and related matters. Please contact David Link at 202-551-3356 or Dorrie Yale at 202-551-8776 with any other questions.



                                                             Sincerely,

                                                             Division of
Corporation Finance
                                                             Office of Real
Estate & Construction
cc:   Peter Campitello